UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

_____________________

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibits hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-206710 and 333-217305) and Form S-8 (Registration Numbers 333-198037, 333-200805 and 333-217306) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 26, 2018, we (“Auris Medical” or the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance and sale by the Company of 12,499,999 of our common shares (the “Shares”), par value CHF0.40 per share (the “Public Offering”). The Shares were offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was initially filed with the Securities and Exchange Commission on September 1, 2015 and declared effective on September 10, 2015 (File No. 333-206710) (the “Registration Statement”). A copy of the opinion of Walder Wyss Ltd. relating to the legality of the issuance and sale of the Shares in the offering is attached as Exhibit 5.1 hereto.

In a concurrent private placement (the “Private Placement Transaction” and, together with the Public Offering, the “Offerings”), we are selling to the purchasers of our Shares in the Public Offering, warrants (the “Warrants” and, together with the Shares, the “Securities”) to purchase 0.6 of our common shares for each common share purchased in the Public Offering. The Warrants cover, in the aggregate, 7,499,999 of our common shares and become exercisable immediately upon the closing date at an exercise price of $0.50 and expire seven years from the date they become exercisable.

Pursuant to the terms of the Placement Agency Agreement (the “Placement Agency Agreement”) between us and Ladenburg Thalmann & Co. Inc. (“Ladenburg Thalmann”) dated January 26, 2018, Ladenburg Thalmann has no obligation to buy any of the Securities or to arrange for the purchase or sale of any specific number or dollar amount of Securities. The Company has agreed to pay Ladenburg Thalmann a fee equal to 7% on aggregate gross proceeds in this offering, excluding the proceeds, if any, from the exercise of the Warrants. The offering is expected to close on January 30, 2018.

The foregoing descriptions of the Placement Agency Agreement, Purchase Agreement and the Warrants are not complete and are qualified in their entireties by reference to the full text of the Placement Agency Agreement, Purchase Agreement and the form of Warrant, copies of which are filed herewith as Exhibit 1.1, Exhibit 10.1 and Exhibit 4.1, respectively, to this Report on Form 6-K and are incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: January 30, 2018

EXHIBIT INDEX

Exhibit Number	Description
1.1	Placement Agency Agreement dated as of January 26, 2018, by and between Auris Medical Holding AG and Ladenburg Thalmann & Co. Inc.
4.1	Form of Warrant
5.1	Opinion of Walder Wyss Ltd.
10.1	Form of Securities Purchase Agreement, dated as of January 26, 2018, by and among Auris Medical Holding AG and the investors named therein